UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-1F
TENDER OFFER STATEMENT PURSUANT TO RULE 14d-1(b) UNDER THE
SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 4)
CATALYST PAPER CORPORATION

(Name of Subject Company)
Canada

(Jurisdiction of Subject Company’s Incorporation or Organization)
CTOE LLC(1)
and
THIRD AVENUE MANAGEMENT LLC(2)
(Bidders)
(1)	CTOE LLC was formed at the request of Third Avenue Management LLC.

(2)	Although CTOE LLC was formed at the request of Third Avenue Management LLC, the tender offer is being made by Third Avenue Management LLC on behalf of approximately a dozen managed funds and separate client accounts for which Third Avenue Management LLC acts as investment advisor.
Common Shares

(Title of Class of Securities)
14888T104

(CUSIP Number of Class of Securities (if applicable))
CTOE LLC
Attention: Mr. Mark Friedman
622 Third Avenue, 32nd Floor
New York, New York 10017
(212) 888-2290
Third Avenue Management LLC
Attention: Mr. David Barse
622 Third Avenue, 32nd Floor
New York, NY 10017
(212) 888-2290
With a copy to:
Torys LLP
Attention: Joris M. Hogan, Esq.
237 Park Avenue
New York, New York 10017
(212) 880-6000

(Name, address (including zip code) and telephone number (including area code of person(s) authorized to receive notices and communications on behalf of the bidders)
August 11, 2006

(Date tender offer first published, sent or given to security holders)

PART I — INFORMATION TO BE SENT TO SHAREHOLDERS
Item 1. Home Jurisdiction Documents
(a)	Offer to Purchase and Circular, dated August 10, 2006, including Letter of Transmittal and Notice of Guaranteed Delivery. (1)

(b)	Notice of Extension and Variation dated September 15, 2006. (2)
Item 2. Informational Legends
(a)	See “Notice to Shareholders in the United States” set forth on the cover page of the Offer to Purchase and Circular, dated August 10, 2006. (1)

(b)	See “Notice to Shareholders in the United States” set forth on the inside front cover page of the Notice of Extension and Variation, dated September 15, 2006. (2)

(1)	Previously filed with CTOE LLC’s Schedule 14D-1F (File No. 005-79409), filed August 11, 2006.

(2)	Previously filed with CTOE LLC’s Schedule 14D-1F (Amendment No. 1) (File No. 005-79409), filed September 15, 2006 and Third Avenue Management LLC’s Schedule 14D-1F (Amendment No. 1) (File No. 005-79409), filed September 15, 2006.

PART II — INFORMATION NOT REQUIRED TO BE SENT TO SHAREHOLDERS
The following exhibits have been filed as part of this Schedule:

Exhibit Number	Description
1.1	Report dated August 10, 2006 prepared in accordance with Section 189.1.3 of the regulations to the Securities Act (Quebec). (1)

1.2	Press Release of Third Avenue Management LLC, dated August 28, 2006. (2)

1.3	Press Release of Third Avenue Management LLC, dated September 15, 2006. (2)

1.4	Press Release of Third Avenue Management LLC, dated October 19, 2006. (3)

1.5	Press Release of Third Avenue Management LLC, dated October 23, 2006. (4)

1.6	Report dated October 24, 2006 prepared in accordance with securities law requirements of certain Canadian provinces.

(1)	Previously filed with CTOE LLC’s Schedule 14D-1F (File No. 005-79409), filed August 11, 2006.

(2)	Previously filed with CTOE LLC’s Schedule 14D-1F (Amendment No. 1) (File No. 005-79409), filed September 15, 2006 and Third Avenue Management LLC’s Schedule 14D-1F (Amendment No. 1) (File No. 005-79409), filed September 15, 2006.

(3)	Previously filed with CTOE LLC’s Schedule 14D-1F (Amendment No. 2) (File No. 005-79409), filed October 20, 2006 and Third Avenue Management LLC’s Schedule 14D-1F (Amendment No. 2) (File No. 005-79409), filed October 20, 2006.

(4)	Previously filed with CTOE LLC’s Schedule 14D-1F (Amendment No. 3) (File No. 005-79409), filed October 23, 2006 and Third Avenue Management LLC’s Schedule 14D-1F (Amendment No. 3) (File No. 005-79409), filed October 23, 2006.

PART III — UNDERTAKINGS AND CONSENT TO SERVICE OF PROCESS
Item 1.
(a)	Each bidder undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when required to do so by the Commission staff, information relating to this Schedule or to transactions in said securities.

(b)	Each bidder undertakes to disclose in the United States, on the same basis as it is required to make such disclosure pursuant to applicable Canadian federal and/or provincial or territorial laws, regulations or policies, or otherwise discloses, information regarding purchases of the issuer’s securities in connection with the cash tender covered by this Schedule. Such information shall be set forth in amendments to this Schedule.
Item 2.
     Not applicable.

PART IV — SIGNATURES
     By signing this Schedule, each bidder consents without power of revocation that any administrative subpoena may be served, or any administrative proceeding, civil suit or civil action where the cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the filing on Schedule 14D-1F or any purchases or sales of any security in connection therewith, may be commenced against it in any administrative tribunal or in any appropriate court in any place subject to the jurisdiction of any state or of the United States by service of said subpoena or process upon the registrant’s designated agent.
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CTOE LLC
By:	/s/ Mark Friedman
	Name:	Mark Friedman
	Title:	Sole Member and Sole Manager

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THIRD AVENUE MANAGEMENT LLC
By:	/s/ David Barse
	Name:	David Barse
	Title:	Chief Executive Officer

Date: October 24, 2006

EXHIBIT INDEX

Exhibit Number	Description
1.1	Report dated August 10, 2006 prepared in accordance with Section 189.1.3 of the regulations to the Securities Act (Quebec). (1)

1.2	Press Release of Third Avenue Management LLC, dated August 28, 2006. (2)

1.3	Press Release of Third Avenue Management LLC, dated September 15, 2006. (2)

1.4	Press Release of Third Avenue Management LLC, dated October 19, 2006. (3)

1.5	Press Release of Third Avenue Management LLC, dated October 23, 2006. (4)

1.6	Report dated October 24, 2006 prepared in accordance with securities law requirements of certain Canadian provinces.

(1)	Previously filed with CTOE LLC’s Schedule 14D-1F (File No. 005-79409), filed August 11, 2006.

(2)	Previously filed with CTOE LLC’s Schedule 14D-1F (Amendment No. 1) (File No. 005-79409), filed September 15, 2006 and Third Avenue Management LLC’s Schedule 14D-1F (Amendment No. 1) (File No. 005-79409), filed September 15, 2006.

(3)	Previously filed with CTOE LLC’s Schedule 14D-1F (Amendment No. 2) (File No. 005-79409), filed October 20, 2006 and Third Avenue Management LLC’s Schedule 14D-1F (Amendment No. 2) (File No. 005-79409), filed October 20, 2006.

(4)	Previously filed with CTOE LLC’s Schedule 14D-1F (Amendment No. 3) (File No. 005-79409), filed October 23, 2006 and Third Avenue Management LLC’s Schedule 14D-1F (Amendment No. 3) (File No. 005-79409), filed October 23, 2006.